FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or Section

30(h) of the Investment Company Act of 1940

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(Print or type responses)

1. Name and Address of Reporting Person* Saunders, Donald G. (Last) (First) (Middle) 2877 Paradise Road (Street) Las Vegas, Nevada 89109 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) July 19, 2002	4. Issuer Name and Ticker or Trading Symbol Shallbetter Industries, Inc. SBNS
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director _X 10% Owner ___ Officer __ Other (specify) (give title below)	6. If Amendment, Date of

Original (Month/Day/Year)

_____________________

7. Individual or Joint/Group

Filing (Check Applicable Line)

_ Form filed by One Reporting Person

X Form filed by More than One Reporting Person

Table 1 - Non-Derivative Securities Beneficially Owned
1. Title of Security (Inst. 4)	2. Amount of Securities Beneficially Owned (Inst. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Inst. 5)	4. Nature of Indirect BeneficialOwnership (Inst. 5)
Common Stock	412,500	I	Held by the Don and Bonnie Saunders Family Trust
Common Stock	333,333	I	Held by the Saunders Childrens' Trust
Table 1I - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Inst. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Inst. 5)	6. Nature of Indirect Beneficial Ownership (Inst. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

/S/ DONALD G. SAUNDERS August 8, 2002

Signature of Reporting Person Date

* If the form is filed by more than one reporting person, see Instruction 5(b)(v)

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Attached list of name of person beneficially owning the same securities as Donald G. Saunders

Bonnie Saunders

2877 Paradise Road

Las Vegas, Nevada 89109